EXHIBIT 99.1


                                  PRESS RELEASE

                              FOR IMMEDIATE RELEASE

           IFFCO - India's Largest Fertilizer Enterprise - and Legend
                           Announce Landmark Agreement

     Melbourne, Australia - July 16, 2008 - Legend International Holdings, Inc (OTC-BB: LGDI) with phosphate projects in the State of Queensland, Australia, announced today that the Company has entered into an extensive Agreement with the Indian Farmers Fertilizer Cooperative Limited ("IFFCO") under which:

1. The Managing Director of IFFCO (Indian Farmers Fertiliser Cooperative Limited), Dr. Awasthi is to join the Board of Legend International Holdings, Inc.

     Commenting on his appointment, Dr. Awasthi said "We are delighted to work with Mr. Joseph Gutnick and Legend to establish a significant fertilizer company in Australia."

2. In addition to the appointment of Dr. Awasthi to the Board of Legend International Holdings, Inc., IFFCO shall have the right to nominate another Board Member. The Company's Chairman, President and CEO Mr. Gutnick has the right to nominate three other Board Members.

3. Commenting on the Agreement, Mr. Joseph Gutnick stated "It's a great honour and privilege for me to welcome Dr. Awasthi, the Managing Director of IFFCO, to join the Board of Legend International Holdings, Inc. I look forward to his direction and guidance in ensuring the success of our phosphate project."

     Mr. Gutnick continued, "I am also very excited by the opportunity to work with IFFCO a cooperative representing 50 million farmers and the largest fertilizer company in the burgeoning Indian market. The long term track record of IFFCO and its market coverage, provide Legend International Holdings, Inc. a customer who has the capacity and financial strength to commit to large volumes of phosphate on an annual basis for the life of the project. It also enables Legend International Holdings, Inc. the ability to further develop its interests in fertilizer products and a channel through which to distribute those products."

4. IFFCO shall receive 30 million options in Legend International Holdings, Inc. with the following strike prices and expiry dates:
     a. 5,000,000 options, strike price $2.50 and expiring 60 days from closing;
     b. 8,000,000 options, strike price $3.00 and expiring 12 months from closing;
     c. 8,000,000 options, strike price $3.50and expiring 18 months from closing; and
     d. 9,000,000 options, strike price $4.00 and expiring 24 months from closing.
     The total proceeds amount to $100.5 million, and when exercised will be utilized to fund expenditure related to the project.

     Under a separate Shareholders Agreement between IFFCO and Mr Gutnick, IFFCO will purchase from Mr. Gutnick 15 million shares at a price reflecting the development of the relationship between Mr Gutnick and IFFCO.

5. IFFCO signs principles of Off-take Agreement with Legend International Holdings, Inc. for phosphate rock from Legend International Holdings, Inc. The price of the rock will reflect the market price of long term International supply agreements to the Indian market. An alternate pricing mechanism would be the international phosphoric acid benchmark price.
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                                                                    EXHIBIT 99.1


6. IFFCO will provide both technical and financial facilitation to Legend International Holdings, Inc. in the development of its phosphate mining and shipment of its product to India.

About Legend International Holdings Inc

Legend International Holdings, Inc (OTCBB:LGDI) is a mining and agriculture resource development company. The Company is principally focused on developing its phosphate deposits in the Georgina Basin in Queensland, Australia. The Company's exploration licences include approximately 5.2 million acres in Queensland and the Northern Territory, Australia. For further information please visit our website at www.lgdi.net

About IFFCO

IFFCO is India's  largest  fertilizer  enterprise,  a  cooperative  with over 50 million farmers associated with it, primarily engaged in production and marketing of nitrogenous and phosphate fertilizers in India. IFFCO has five fertilizer plants in India with a domestic annual capacity of producing 4.3 million tonnes of phosphatic fertilizers and 4.2 million tonnes of nitrogenous fertilizers. In addition to setting up the fertilizer manufacturing units in India, IFFCO has made strategic investments in several joint ventures in India and overseas. More details on IFFCO are available on its website www.iffco.nic.in

Forward-Looking Statements

Forward-looking statements in this press release are made pursuant to the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, the risks of exploration and development stage projects, risks associated with environmental and other regulatory matters, mining risks and competition and the volatility of mineral prices. Actual results and timetables could vary significantly. Additional information about these and other factors that could affect the Company's business is set forth in the Company's fiscal 2008 Annual Report on Form 10-K and other filings with the Securities and Exchange Commission.

For further information, contact:

Legend International Holdings, Inc.

Mr. Joseph Gutnick
Chief Executive Officer
Tel: +61 3 8532 2866
Fax: +61 3 8532 2805
josephg@axisc.com.au

or

New York Office
General Manager Business
Tel:   +1 212 223 0018
Fax:   +1 212 223 1169
legendinfo@axisc.com.au